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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

PEOPLEPC INC.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

709776 10 8

(CUSIP Number)

February 19, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709776 10 8

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Beny Alagem

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 60,000,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 60,000,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

11	Percent of Class Represented by Amount In Row 9 10.9%

12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G
OF BENY ALAGEM

Item 1.

     (a)  Name of Issuer: PeoplePC Inc.

(b)	Address of Issuer’s Principal Executive Office: 100 Pine Street, Suite 1100 San Francisco, CA 94111

Item 2.

     (a)  Name of Person Filing: Beny Alagem

(b)	Address of Principal Business Office or, if none, Residence: 130 S. El Camino Drive Beverly Hills, CA 90212

     (c)  Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $.0001 par value

     (e)  Cusip Number: 709776 10 8

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-(b) or (c), check whether the person filing is: Not Applicable

Item 4. Ownership:

     (a)  Amount beneficially owned: 60,000,000

     (b)  Percent of class: 10.9%

     (c)  Number of shares as to which Benny Alagem has:

(i)	Sole power to vote or to direct the vote: 60,000,000

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition of: 60,000,000

(iv)	Shared power to dispose or direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification

     (a)  Not Applicable

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: February 28, 2002

/s/ Beny Alagem

Signature

Beny Alagem

Name/Title